COMMUNITY BANK SHARES OF INDIANA, INC.

101 West Srping Street

New Albany, IN 47150

October 30, 2014

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Todd K. Schiffman

Re:	Community Bank Shares of Indiana, Inc.
Registration Statement on Form S-4 filed August 8, 2014
Pre-Effective Amendment No. 1 to Form S-4 filed October 10, 2014
Pre-Effective Amendment No. 2 to Form S-4 filed October 27, 2014
Pre-Effective Amendment No. 3 to Form S-4 filed October 30, 2014
File No. 333-197996

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) of Community Bank Shares of Indiana, Inc. (the “Registrant”) be declared effective at 2:00 p.m. on October 31, 2014, or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this written request for acceleration as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

October 30, 2014

Please do not hesitate to contact the Registrant’s counsel, J. David Smith, Jr., or Richard H. Mains, of Stoll Keenon Ogden PLLC (859-231-3000), should you have any questions regarding the foregoing.

Respectfully submitted,

/s/ Paul A. Chrisco

Paul A. Chrisco
Executive Vice President and Chief Financial Officer